UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File No. 001-42190

DAMON INC.
(Translation of registrant's name into English)

4601 Canada Way, Suite #402
Burnaby, BC, Canada V5G 4X7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒ Form 40-F  ☐

Damon Inc. (the “Company”) recently received the resignation of Bal Bhullar as the CFO and a Director of the Company effective as of February 9, 2026, and the Company has appointed Dino Mariutti, a current contract consultant to the Company, as the interim Chief Financial Officer of the Company.

The Company has determined that as at December 31, 2025, it continued to satisfy the definition of “foreign private issuer” under the rules and regulations of the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended. As a result, the Company has decided to begin using the forms and rules designated for foreign private issuers, and will begin filing with the U.S. Securities and Exchange Commission Annual Reports on Form 20-F and Reports of Foreign Private Issuer on Form 6-K.

SUBMITTED HEREWITH

Exhibits
99.1	News Release dated February 9, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DAMON INC.

	By:	/s/ Dominique Kwong
	Name:	Dominique Kwong
	Title:	Chief Executive Officer

Date: February 9, 2026

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